UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
or
__	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PHARMACIA SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

PFIZER INC 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PHARMACIA SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
INDEX

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pharmacia Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statement of net assets available for plan benefits of the Pharmacia Savings Plan for Employees Resident in Puerto Rico (the "Plan") as of December 31, 2007, and the related statement of changes in net assets available for plan benefits for the period April 1, 2007 (inception) through December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007, and the changes in net assets available for plan benefits for the period April 1, 2007 (inception) through December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Line 4j - Schedule of Reportable Transactions for the period April 1, 2007 (inception) through December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG  LLP

Memphis, Tennessee
June 25, 2008

PHARMACIA SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31,
(in thousands of dollars)	2007

Assets:
Investments, at fair value:
Pfizer Inc common stock	$4,651
Pfizer Inc preferred stock	9,161
Common/collective trust funds	14,789
Mutual funds	9,141
37,742
Loans to participants	3,298
Total investments, at fair value	41,040

Receivables:
Company contributions	31
Participant contributions	50
Dividends and interest	6
Total receivables	87

Total assets	41,127

Liabilities:
Payable for securities purchased	(46)
Total liabilities	(46)

Net assets available for plan benefits, at fair value	41,081

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(62)

Net assets available for plan benefits	$41,019

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Period April 1, 2007 (inception) through
(in thousands of dollars)	December 31, 2007

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net depreciation in investments	$(566)
Interest income	469
Dividend income	577
Interest income on loans to participants	205
685

Transfers into Plan	40,742

Contributions:
Participant	1,944
Company	1,144
3,088

Total additions	44,515

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(3,496)
Total deductions	(3,496)

Net increase	41,019

Net assets available for plan benefits:
Inception, April 1, 2007	--
December 31, 2007	$41,019

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
Notes to Financial Statements
December 31, 2007

1.    Description of the Plan

The Pharmacia Savings Plan for Employees Resident in Puerto Rico (Plan) became effective on April 1, 2007, and is available to certain eligible employees and former employees of Pfizer Pharmaceuticals, LLC who legally reside in Puerto Rico.  Participants in the Plan were formerly part of the Pharmacia Savings Plan, a defined contribution retirement plan sponsored by Pfizer Inc.  The Plan generally mirrors the provisions of the Pharmacia Savings Plan; however, it is not a tax-qualified plan under the Internal Revenue Code of 1986, as amended (U.S. Code).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the Puerto Rico Internal Revenue Code of 1994, as amended (Puerto Rico Code).  Effective April 1, 2007, a Puerto Rico-based trust, the Pharmacia Savings Plan for Residents of Puerto Rico, was also created to hold the assets of the Plan.  Banco Popular de Puerto Rico is the trustee.  The Northern Trust Company (Northern Trust) is custodian of the Plan's assets.  Effective April 1, 2007, the assets and liabilities of the affected employees in the Pharmacia Savings Plan and trust were transferred to the new plan and trust.  Pfizer Pharmaceuticals LLC (the Company or Plan Sponsor), a subsidiary of Pfizer Inc, is the sponsor of the Plan.

Under the Puerto Rico Code, any qualified plan involving pre-tax contributions of cash or deferred arrangements must comply with one of two nondiscrimination tests.  For the period ended December 31, 2007, the Plan complied with both tests.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for  more complete information.

Plan Administration
The Savings Plan Committee of Pfizer Inc monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance of the Plan.

Administrative Expenses
Administrative expenses and outside service provider expenses (e.g., investment manager, recordkeeping and trustee fees) incurred in the operation of the Plan are paid by Pfizer Inc.

Contributions
Participants may elect to contribute from 1% to 10% on a before-tax basis and/or 1% to 10% on an after-tax basis, in whole percentages, of their Regular Earnings, as defined in the Plan document; provided, however, that a participant's total after-tax and before-tax contributions may not exceed 15% of the participant's Regular Earnings.  Before-tax contributions are subject to certain restrictions under the Puerto Rico Code.  Contributions of up to 5% of compensation are matched 100% by the Company.  Participants' contributions in excess of 5% are not matched.  Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other plans that are qualified under Section 1165(a) of the Puerto Rico Code.

Participant Accounts
Each participant's account is credited with the participant's contributions, allocations of the Company's contribution, Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options
Nonparticipant Directed Funds --

Pfizer Common Stock (ESOP) Fund	--	This fund invests Company contributions in the common stock of Pfizer Inc.

Pfizer Preferred Stock Fund	--

This fund holds investments in the preferred stock of Pfizer Inc which were allocated to participants before the spin-off of Puerto Rico participants from the Pharmacia Savings Plan. Dividends paid to the participants' Pfizer Preferred Stock Fund accounts are substituted for an allocation in common stock.

Participants may diversify all or a portion of their Company matching contributions into any of the available investment funds at any time after the contributions have been made to their account.

Participant Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or combination of the following investment funds:

a)	Income Fund
b)	American Balanced Fund
c)	Neuberger & Berman Guardian Equity Fund
d)	Fidelity Growth Company Fund
e)	Templeton Funds Inc Foreign Fund
f)	Pfizer Common Stock Fund
g)	T. Rowe Price Stable Value Fund
h)	Barclays Global Investors Equity Index Fund
i)	Any combination of the above, provided that a minimum of 5% and a multiple of 1% is directed to each fund selected.

Participants may elect to transfer or allocate their participant contribution balances and earnings thereon to any of the above funds.

The trustee of the Plan, Banco Popular de Puerto Rico, and the custodian, Northern Trust, also manage investments in its sponsored funds and therefore, each is deemed to be a party-in-interest and a related party.

Eligibility
All employees of the Company who are employed within the Commonwealth of Puerto Rico, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan or are employed by a unit not designated for participation in the Plan, are eligible to enroll in the Plan on their date of hire.

Loans to Participants
The Plan has a loan provision which allows participants to borrow from their fund accounts a minimum of five hundred dollars or three thousand dollars for a primary residence loan up to a maximum equal to the lesser of 50% of their vested account balance or fifty thousand dollars (reduced by the highest outstanding loan balance within the previous twelve months). Certain Company matching contributions and earnings thereon are not available for loans.  Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant's account and bear interest at a rate that is equal to the prime rate, as defined, at the beginning of the quarter in which the loan originates, plus 1%. Interest rates on outstanding loans ranged from 5% to 10.5% at December 31, 2007. Interest paid is credited to the account of the participant. Repayments may not necessarily be made to the same fund from which amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.  In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.

Benefit Payments
Benefits are paid either in cash or a combination of cash and common stock. Common stock is issued only with respect to the participant's accounts in the Pfizer Common Stock Fund, the Pfizer Common Stock (ESOP) Fund and the Pfizer Preferred Stock Fund. Upon retirement or death, the full value of the participant's accounts is paid in either a lump sum or in installments.

In-Service Withdrawals
Participants may also elect to make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination
The Plan Sponsor and Pfizer Inc (Parent) expect to continue the Plan indefinitely, but reserve the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Managers or the Board of Directors of the Parent or the authorized designee(s) of either of them. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company except as otherwise permitted under ERISA.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting, however, benefit payments are recorded when paid. For treatment of benefits payable, refer to Note 8.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of increase or decrease to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation
Pfizer Inc common stock is valued at the closing market price on the last business day of the year. Common/collective trust funds, except for the investment in the T. Rowe Price Stable Value Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The T. Rowe Price Stable Value Fund represents a common/collective trust fund with an underlying investment in guaranteed investment contracts (GICs), which are reported at fair value, with an appropriate adjustment to report such contracts at contract value, by the insurance companies and underlying banks, respectively, because these investments are fully benefit responsive. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Investments in money market instruments are generally short-term and are valued at cost, which approximates market.  Loans to participants, which are subject to various interest rates, are recorded at cost which approximates fair value.

Pfizer preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder's option into 2.57487 shares of Pfizer common stock.  It may also be redeemed by Pfizer Inc at a per share equivalent stated value of $40.30.  Pfizer preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc common stock multiplied by 2.57486 on the last business day of the Plan year (preferred stock share balances maintained by the Plan's trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer preferred stock was valued at $58.53 at December 31, 2007 based on the closing Pfizer Inc common stock price of $22.73 on December 31, 2007.

Risks and Uncertainties
Investment securities, including Pfizer Inc common and preferred stock, are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in their fair values could occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation/(Depreciation) in Fair Value of Investments
The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation/(depreciation) in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the common/collective trust funds holding investments in GICs.  Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).  Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.

Recently Issued Accounting Standards Not Adopted as of December 31, 2007
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157) and in February 2008, issued Financial Staff Position No. 157-2, Effective Date of FASB Statement No.157. Those provisions relate to our financial assets and liabilities carried at fair value and our fair value disclosures related to financial assets and liabilities.  SFAS 157 defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. The provisions of SFAS 157 are effective for the Plan on January 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on net assets available for plan benefits.

3.    Tax Status of the Plan

An application has been filed with the Puerto Rico Department of Treasury to determine whether the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with all of the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

Contributions made to the Plan by the Company, including pre-tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current Puerto Rico income tax law while these amounts remain the Plan and the Plan maintains its qualified status.

4.    Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

December 31,
(in thousands of dollars)	2007

T. Rowe Price Stable Value Fund, at contract value	$10,440
Pfizer Inc preferred stock (156,524 shares)	9,161
Pfizer Inc common stock (204,639 shares)	4,651
Barclays Global Investors Equity Index Fund	4,043
Fidelity Growth Company Fund	2,688
Neuberger & Berman Guardian Equity Fund	2,559
Templeton Funds Inc Foreign Fund	2,189

5.    Net Depreciation in Investments

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

April 1, 2007 (inception) through
(in thousands of dollars)	December 31, 2007

Mutual funds	$788
Pfizer Inc common stock	(557)
Pfizer Inc preferred stock	(1,020)
Common/collective trust funds	223
$(566)

 6.    Investment Contracts with Insurance Companies

The T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs.  The contract value of the GICs represents contributions made under the contract and related earnings offset by participant withdrawals.

7.    Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

December 31,
(in thousands of dollars)	2007

Assets:
Investments, at fair value:
Common/collective trust funds	$99
Pfizer Inc common stock	2,323
Pfizer Inc preferred stock	9,161
Total investments	11,583

Receivables:
Company contributions	31
Total receivables	31
Total assets	11,614

Liabilities:
Payable for securities purchased	(11)
Total liabilities	(11)

Net assets available for plan benefits	$11,603

April 1, 2007 (inception) through
(in thousands of dollars)	December 31, 2007

Change in net assets:
Investment income/(loss):
Net depreciation in investments	$(1,277)
Dividends	398
Total investment loss	(879)

Contributions and other:
Company contributions	1,147
Benefits paid to participants	(903)
Loan transaction transfers, net	(36)
Transfers to participant-directed investments, net	(1,181)
Transfers into Plan	13,455

Net increase	11,603
Net assets available for plan benefits:
Inception, April 1, 2007	--
December 31, 2007	$11,603

8.    Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits.  Also, investments in the T. Rowe Price Stable Value Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits according to the financial statements to the Plan's Form 5500 expected to be filed for 2007.

December 31,
(in thousands of dollars)	2007

Net assets available for plan benefits per the financial statements	$41,019
Adjustment of fixed income investments from contract value to fair value	62
Amounts allocated to withdrawing participants	(7)
Deemed distributions	(92)
Net assets available for plan benefits per Form 5500	$40,982

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

April 1, 2007 (inception) through
(in thousands of dollars)	December 31, 2007

Benefits paid to participants per the financial statements	$3,496
Amounts allocated to withdrawing participants and deemed distributions at end of year	99
Benefits paid to participants per Form 5500	$3,595

The following is a reconciliation of net depreciation in investments per the financial statements to the Form 5500:

April 1, 2007 (inception) through
(in thousands of dollars)	December 31, 2007

Net depreciation in investments per the financial statements	$(566)
Adjustment of fixed income investments from contract value to fair value at December 31, 2007	62
Net depreciation in investments per the Form 5500	$(504)

Schedule I

PHARMACIA SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
(in thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Corporate Stock - Preferred:
*Pfizer Inc			156,524	$ 6,310	$ 9,161
Corporate Stock - Common: * Pfizer Inc			204,639	5,043	4,651
Common/collective trust funds:
T. Rowe Price Stable Value Common Trust Fund			10,440,081	10,440	10,502
MFO BGI Equity Index Fund T			87,022	3,970	4,043
*NTGI Collective Short-Term Investment Fund			243,349	244	244
Total common/collective trust funds				$14,654	$14,789

Registered Investment Companies:
MFO Fidelity Growth Company Fund			32,393	2,498	2,688
MFO Neuberger & Berman Guardian Equity Fund			143,043	2,775	2,559
MFO Templeton Funds Inc Foreign Fund Class A			174,854	2,483	2,189
MFO American Balanced Fund Inc			88,298	1,697	1,705
Total Registered Investment Companies				$9,453	$9,141

Loans to Participants (784 loans)	5.0% to 10.5%	January 2008 to April 2017			$3,298

Total					$41,040

* Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Schedule II

PHARMACIA SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
For the period April 1, 2007 (Inception) through December 31, 2007
(in thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)

Pfizer Inc*	Common stock; 150 purchases	$14,470	$--	$14,470	$14,470	$--
Pfizer Inc*	Common stock; 128 sales	$--	$13,079	$13,403	$13,079	$(324)
Pfizer Inc*	Preferred stock; 121 sales	$1,090	$1,758	$1,090	$1,758	$668

*Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PHARMACIA SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Richard A. Passov

Richard A. Passov Chair, Savings Plan Committee

Date:  June 25, 2008

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pharmacia Savings Plan for Employees Resident in Puerto Rico:

We consent to incorporation by reference in the Registration Statement on Form S-8 dated March 1, 2007 (File No. 333-140987) of our report dated June 25, 2008, relating to the statement of net assets available for plan benefits of the Pharmacia Savings Plan for Employees Resident in Puerto Rico as of December 31, 2007, and the related statement of changes in net assets available for plan benefits for the year then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Pharmacia Savings Plan for Employees Resident in Puerto Rico.

/s/ KPMG LLP

Memphis, Tennessee
June 25, 2008